Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

15 August 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

1

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-022

Announcement on Appointment of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution on 15 August 2014:

Appointing Mr. Feng Hua Nan as the COO Flight Safety of the Company;

The number of Directors supposed to be present was 12, of which 12 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidate for the COO Flight Safety of the Company meets the relevant qualifications required by the Company Law and the Articles of Association of the Company, the nomination and engagement procedures comply with the provisions of the Company Law and the Articles of Association of the Company, the engagement of the above candidate by the Board is consented to.

Independent Directors: Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song

The Board of

China Southern Airlines Company Limited

15 August 2014

Attached: Profile of Mr. Feng Hua Nan

Mr. Feng Hua Nan, aged 51, graduated with a university degree from China Civil Aviation Flying College, majoring in aircraft piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng began his career in 1983. He served as the Director of Zhuhai Flight Training Centre of China Southern Airlines Company Limited, the Deputy General Manager of Flight Operation Division, the General Manager of Flight Safety Technology Department and the General Manager of Flight Technology Management Department of China Southern Airlines Company Limited. Mr. Feng served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the Director and General Manager of Guizhou Airlines Company Limited from February 2006 to July 2014.

2